Exhibit 99.2.a

SCHEDULE 3.1

REPRESENTATIONS AND WARRANTIES OF THE SELLER

Seller hereby represents and warrants to the Buyer as follows and acknowledges that the Buyer is relying on such representations and warranties in entering into the Agreement and completing the Transactions:

1.	Existence of the Seller and the Company

Seller is a company validly existing and in good standing under the laws of Luxembourg. The Seller has the corporate power to: (i) own the shares of the Company and to carry on its business as currently conducted; and (ii) execute, deliver and perform its obligations under this Agreement. The Company is a company validly existing and in good standing under the laws of Mexico. The Company has the corporate power to carry on its business as currently conducted.

2.	Execution, Delivery and Enforceability

The execution, delivery and performance of this Agreement has been duly authorized by all necessary corporate action on the part of the Seller and constitutes a legal, valid and binding obligation of the Seller enforceable by the Buyer in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

3.	No Conflict

The entering into of this Agreement and the performance by the Seller of its obligations hereunder including the sale of the Purchased Shares will not: (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under any provision of the constating documents of the Seller or the Company; (ii) result in the creation of any Encumbrance other than a Permitted Encumbrance on any of the assets of the Seller or the Company; (iii) result in a violation in any material respect of any of the terms and provisions of Applicable Law; or (iv) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under any Company Material Contract to which the Seller or the Company is a party or by which the Seller or the Company is bound, other than, in all cases, as would not result in a Seller Material Adverse Effect.

4.	Ownership of Common Shares

(a)	The Seller is the registered and beneficial owner of the Purchased Shares free and clear of all Encumbrances. To the Knowledge of the Seller, all outstanding common shares of the Company are, duly authorized, validly issued, fully subscribed and paid. None of the Purchased Shares are subject to any voting trust, shareholder agreement or voting agreement, other than the M Grupo JV Arrangements.

(b)	The total issued and outstanding shares in the capital of the Company consists of 1,176,961,367 ordinary, nominative shares, all of which are owned by the Seller except one share which, to the Knowledge of the Seller, is owned by [Redacted – Personal Information]. Other than the M Grupo JV Arrangements, there are no existing options, warrants, calls, pre-emptive rights, subscriptions or other rights, agreements, arrangements, commitments or other Encumbrances of any kind relating to the issued or unissued securities of the Company. Except for this Agreement, neither the Seller nor the Company is obligated to become a party to any contract to sell, transfer or otherwise dispose of any equity securities of the Company.

(c)	Neither the Company nor the Seller are subject to any decision or order of any Governmental Authority prohibiting or restricting the transfer of the Purchased Shares as contemplated by this Agreement.

5.	Equity Interests or Other Outstanding Investment Obligations

The Company does not own, directly or indirectly, beneficially or of record, any equity securities of any third party. Except for the M Grupo JV Arrangements, the Company is not a party to any shareholders’ agreements, voting trusts or other agreements or understandings relating to the voting, purchase, redemption or other acquisition of any equity securities of any third party. There are no outstanding obligations of the Company to make any investment in or provide funds to (whether in the form of a loan, capital contribution or otherwise) any third party. The Company does not have any outstanding bonds, debentures, notes, contributions for future capital increase (aportaciones para futuros aumentos de capital) or other obligations which provide the holders thereof the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company. The Company does not have any outstanding agreement to acquire any debt obligations of any third party.

6.	Consents

(a)	The post-Closing notices to the Ministry of Economy (Secretaría de Economía), Foreign Investments Registry (Registro Nacional de Inversiones Extranjeras), the Ministry of Defense (Secretaría de la Defensa Nacional) and the Tax Administration Service (Servicio de Administración Tributaria), no Consent of any Governmental Authority is required to be obtained or made by the Seller or the Company which, if not obtained, would prevent the consummation of the Transactions.

(b)	No Consent is required to be obtained under any Company Material Contract of the Company in connection with the consummation of the Transactions.

7.	No Other Agreements to Purchase; No Options

No Person other than the Buyer has any written or oral agreement or option or any right or privilege (whether by Applicable Law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase or acquisition from the Seller of any of the Purchased Shares or capable of becoming an agreement or option for the purchase or acquisition of any securities of the Company.

8.	Company Financial Statements

The Company Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with prior periods, are correct and complete in all material respects and present fairly in all material respects the assets and liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Company as at their respective dates and the results of operations and cash flows of the Company for the periods covered by the Company Financial Statements, true and complete copies of which have been made available to the Buyer in the Data Room.

9.	No Undisclosed Liabilities

The Company does not have, and at Closing, the Company will not have, any liabilities required to be disclosed on financial statements in accordance with IFRS, except: (i) those liabilities reflected, disclosed or reserved against on the Company Financial Statements; (ii) liabilities disclosed in Schedule 9 of the Seller Disclosure Letter; and (iii) liabilities incurred by the Company since the date of the most recent Company Financial Statements in the Ordinary Course. Except for the Intercompany Indebtedness, the Company does not have any loans or other indebtedness outstanding which have been made to any shareholders, officers, directors or employees, past or present, or any Person not dealing at arm’s length with them.

10.	Indebtedness

Except for the Intercompany Indebtedness, the Company has not entered into any revolving credit or term loan agreement or other similar financing with any corporation, bank, financial institution, Governmental Authority or any other Person.

11.	Absence of Changes

Since December 31, 2021, to the Knowledge of the Seller (i) there is no condition, circumstance, event or change which has had, or would reasonably be expected to have, a Seller Material Adverse Effect; and (ii) the Company has not, other than as disclosed in Schedule 11 of the Seller Disclosure Letter:

(a)	suffered or realized an adverse change in any material respect in its financial condition or Operations;

(b)	declared, paid or made a dividend or other distribution of profits or assets (including any distribution within the meaning of the Applicable Law of its jurisdiction of incorporation), or agreed to do so;

(c)	incurred aggregate capital expenditures in excess of [Redacted – Commercially Sensitive Information], or agreed to do so;

(d)	created or permitted to exist any Encumbrance affecting any of its assets or property, other than Permitted Encumbrances;

(e)	released, deferred, discounted, subordinated, written off debts owed to the Company or had a credit issued against them (in whole or in part) in excess of [Redacted – Commercially Sensitive Information] in the aggregate; or

(f)	borrowed from a third party, raised any money or taken any financial facilities or agreed to do so.

12.	Mining Rights

(a)	The Company owns all of the Company Material Mining Rights set forth in Schedule D of the Agreement, true and complete copies of which have been made available to the Buyer in the Data Room, and there are no material restrictions, except as provided in the Permits, Company Surface Agreements or Company Material Contracts, or under Applicable Law, on the ability of the Company to use, access, transfer or otherwise explore, exploit or develop the Company Material Mining Rights or conduct Operations (as currently conducted).

(b)	All of the Company Material Mining Rights have been recorded or issued in the name of the Company, subject to minor omissions and errors that do not impact the existence or ownership of the Company Material Mining Rights and registration of the mining concessions comprising the Company Material Property with the PRM. Except as disclosed in Schedule 12 of the Seller Disclosure Letter, all of the Company Material Mining Rights are in force and in good standing, free and clear of all Encumbrances other than Permitted Encumbrances, and all material rentals, fees, Mexican Mining Duties, duties, investments, filings of relevant reports, including the filing of the work assessment reports and production reports as provided in Applicable Laws, expenditures and other payments, including the Mexican Governmental Royalties, owed in respect thereof to Governmental Authorities have been paid and will have been paid at Closing and all material filings in respect thereof have been and at Closing will have been made to Governmental Authorities. Except as disclosed in Schedule 12 of the Seller Disclosure Letter, the Company has not received any notification from any Governmental Authorities requesting payment or compliance with any outstanding obligation, including the Mexican Mining Duties, Mexican Governmental Royalties, filing of the work assessment reports or the Company Material Mining Rights, or notification that the Company Material Mining Rights will be or have been, limited, cancelled, nullified, subject to review by Governmental Authorities.

(c)	To the Knowledge of the Seller, except as disclosed in Schedule 12 of the Seller Disclosure Letter, each of the Company Material Mining Rights comprising the Company Material Property has, in all material respects, been maintained in compliance with Applicable Law and none of the Company Material Mining Rights are subject to any pending or, to the Knowledge of the Seller, threatened, challenge, contestation or other Proceedings. All required location notices, certificates and filings with respect to the Company Material Mining Rights have been properly recorded and filed with appropriate Governmental Authorities, other than any that would not result in a Seller Material Adverse Effect.

(d)	The Company has not requested the reduction or modification of the Company Material Property or modification of the titles of the Company Material Mining Rights, nor has started any Proceeding whose determination may result in modification, change or affect in any way the perimeter, surface or any other right comprising the Company Material Property.

(e)	Other than the royalties payable to Governmental Authorities and the Underlying Royalty, including the Mexican Governmental Royalties and the Mexican Mining Duties, no Person other than the Company has any preferential right or interest in the Company Material Mining Rights or the production or profits therefrom or any royalty or finder’s fee, or other payment as rent or royalty in relation to minerals, concentrates, precipitates and/or products produced from the Company Material Property or any right to acquire any of the foregoing.

(f)	There are no back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which currently, or in the future, would reasonably be expected to affect the Company Material Mining Rights.

(g)	Except as disclosed in Schedule 12 of the Seller Disclosure Letter, the Company Material Mining Rights are not subject to any existing exploration, exploitation, option, promise to execute an agreement, joint venture, association, joint investment, partnership, co-ownership or other agreement affecting in any manner the ownership, use, access, Operations, marketable title or transferability in respect of the Company Material Mining Rights.

(h)	The Company Material Mining Rights are not located within any nature restricted area or natural reserve, as defined in the Environmental Laws, and the Company has not received any written notice from any Governmental Authority informing the Company of the creation of such an area or reserve where the Company Material Mining Rights are located.

(i)	No part of the Company Material Mining Rights has been taken, condemned or expropriated by any Governmental Authority, nor has any written notice or Proceeding in respect thereof been given to or commenced against the Company in respect of any of the Company Material Mining Rights, and, to the Knowledge of the Seller, no such Proceedings are threatened or pending, except as disclosed in Schedule 12 of the Seller Disclosure Letter.

13.	Permits

Except as disclosed in Schedule 13 of the Seller Disclosure Letter, the Company has duly obtained all material Permits (other than those issued under or in connection with Environmental Laws) necessary to develop and conduct its Operations (as currently conducted). The Seller has not received any notice of Proceedings relating to the revocation or modification of any such Permit which, if the subject of an unfavorable decision, ruling or finding, would materially adversely affect the conduct of its Operations (as currently conducted). Except as disclosed in Schedule 13 of the Seller Disclosure Letter, the Seller is not in material default or material breach of any such material Permit. None of the Permits of the Company will become terminable, or materially impaired, as a result of the Transactions contemplated hereby and other than as disclosed in Schedule 13 of the Seller Disclosure Letter, no Consents are required in connection with the Company’s Permits or other of the Company Material Mining Rights as a result of the Transactions.

14.	Real and Personal Property and Company Surface Agreement

(a)	Schedule D sets forth a true and complete list of all real property (other than the Company Material Mining Rights) owned by the Company (the “Company Real Property”). The Company is the owner of all right, title and interest in the Company Real Property, free and clear of all Encumbrances except for Permitted Encumbrances, and all, fees, expenditures, Taxes and other payments owed in respect thereof to Governmental Authority or any other Person have been paid or incurred and all material filings required to be filed in respect thereof have been filed with all applicable Governmental Authorities.

(b)	The Company Real Property comprises all of the real property used or intended to be used in or otherwise related to, and necessary for the conduct of, the Operations (as currently conducted) and such use of the Company Real Property does not violate in any material respect any Applicable Law, Permit or Company Material Contract held by the Company or to which the Company is a party or bound. Neither the Company nor, to the Knowledge of the Seller, any third party is a party to any Contract pursuant to any which any third party has the right or option to purchase any Company Real Property or an interest therein.

(c)	The Company holds a valid and enforceable usufruct interest in the property set forth in the Company Surface Agreements free and clear of all Encumbrances except for Permitted Encumbrances in accordance with the terms set out in the Company Surface Agreements. Pursuant to the Company Surface Agreements, the Company has all material surface access rights necessary to conduct its business and operations foreseen in the Company Technical Report in respect of the Company Material Property. The Company Surface Agreement is valid and in full force and effect, and neither the Company nor, to the Knowledge of the Seller, any other party thereto is in breach of any material covenants, conditions or obligations contained therein and to the Knowledge of the Seller, no written demands exist from any Person that may result in losing any material right under any Company Surface Agreement. The Company has the right under the Company Surface Agreement to use and control all such real property, except where the failure to have such right would not reasonably be expected to interfere with Operations in any material respect (as currently conducted) or otherwise materially interfere with the use of such real property. The Company is in exclusive possession of the properties set forth in the Company Surface Agreements. Other than the Company Surface Agreement, there are no Contracts between the Company or any of its Affiliates and the Maconi Agrarian Community of Caderetya de Montes, Querétaro.

(d)	The Company holds valid and enforceable title to, or a valid leasehold or subleasehold interest in, all Personal Property that is material to the Company and its Operations (as currently conducted), including all buildings, plants, structures, furniture, fixtures, machinery, equipment, tools, vehicles, inventory, supplies, consumables, materials, improvements and other items of tangible Personal Property (collectively “Company Personal Property”) free and clear of all Encumbrances other than Permitted Encumbrances.

(e)	No part of the Company Personal Property has been taken, condemned or expropriated by any Governmental Authority, nor has any written notice or Proceeding in respect thereof been given to or commenced against the Company in respect of any of the Company Personal Property, and, to the Knowledge of the Seller, no such Proceedings are threatened or pending.

15.	Agreements and Commitments

(a)	All of the Company Material Contracts are set forth on Schedule 15 to the Seller Disclosure Letter, true and complete copies of which have been made available to the Buyer in the Data Room, and all such Company Material Contracts are legal, valid, binding and enforceable in accordance with their respective terms against the Company. With respect to each Company Material Contract: (i) the Company has performed in all material respects all of the obligations required to be performed by it under such Company Material Contract; (ii) the Company is entitled to all benefits under any such Company Material Contract; (iii) the Company is not in material default or to the Knowledge of the Seller, alleged to be in material default in respect of, any such Company Material Contract which would detrimentally affect the entitlement of the Company to the benefits of such Company Material Contract and, to the Knowledge of the Seller, no counterparty is in material default under any Company Material Contract; (iv) the Company has not entered into and is not bound under any material oral Contract; (v) the Company is not participating in any discussions or negotiations regarding modification of or amendment to any Company Material Contract or to enter into any new Company Material Contract; and (vi) to the Knowledge of the Seller, there are no provisions under any Contract preventing the Transactions or which provisions accelerate compliance with a Company Material Contract for the Transactions, except in all cases as disclosed in Schedule 15 of the Seller Disclosure Letter.

(b)	Schedule 15 of the Seller Disclosure Letter sets out a complete list of every outstanding power of attorney granted by the Company and the names of all Persons who have been given the authority to act on behalf of any such power of attorney. The Buyer has been provided with copies of all outstanding powers of attorney granted by the Company in the Data Room.

16.	Environmental Matters

(a)	Except as set forth below in this Section 16, no representations or warranties are being made by the Seller with respect to matters arising under or relating to Environmental Laws.

(b)	Except as disclosed in Schedule 16 of the Seller Disclosure Letter, currently and during the past five years, each of the Seller and the Company: (i) is and was in compliance in all material respects with all Environmental Laws applicable to the Company Material Property, except to the extent of violations that have been fully and finally cured in accordance with the applicable Environmental Laws and each requirement issued or ordered by the applicable Governmental Authority with respect to such violation of Environmental Laws with no related outstanding fines, penalties or sanctions; (ii) has duly obtained all material Permits necessary to conduct Operations (as currently conducted) in compliance in all material respects with all Environmental Laws applicable to the Company Material Property and, to the Knowledge of the Seller, all such Permits are valid, in full force and effect and all terms and conditions set forth therein have been duly and timely complied with in all material respects; (iii) has not received written notice that the Company is in material default or material breach of any such material Permit, except for defaults or breaches that have been fully and finally cured in accordance with the applicable Permit and each requirement issued or ordered by the applicable Governmental Authority with respect to such violation of such Permit with no related outstanding fines, penalties or sanctions; and (iv) has not received within the last five years any written order, notice or other communication from any Governmental Authority of any actual or threatened material non-compliance with any Environmental Law applicable to the Company Material Property which would give rise to a material undischarged liability.

(c)	Except as disclosed in Schedule 16 of the Seller Disclosure Letter, there are no pending or, to the Knowledge of the Seller, threatened material Proceedings relating to the Company under or in respect of any Environmental Law applicable to the Company Material Property.

(d)	Except as disclosed in Schedule 16 of the Seller Disclosure Letter, to the Knowledge of the Seller, there are no investigations or reviews out of the Ordinary Course being conducted by any Governmental Authority on the Company Material Property or, to the Knowledge of the Seller, under Environmental Laws applicable to the Company Material Property. Except as disclosed in Schedule 16 of the Seller Disclosure Letter, to the Knowledge of the Seller, there is no current outstanding remedial or corrective action required pursuant to Environmental Law to conduct of the Operations as currently conducted or to own, possess, control or manage the Company, including the Company Material Property.

17.	Books and Records

The financial books, records and accounts of the Company have been maintained in accordance with Mexican GAAP (which was converted to IFRS) and Applicable Law and fairly reflect the material transactions and dispositions of the assets and properties of the Company.

18.	Insurance

Schedule 18 of the Seller Disclosure Letter sets out a list, as of the date hereof, of all material Company Existing Insurance Policies, true and complete copies of which have been made available to the Buyer in the Data Room. The Company: (i) is not in material default with respect to any of the provisions contained in any Company Existing Insurance Policy; or (ii) has not failed to give any notice or present any material claim under any insurance policy in a due and timely manner.

19.	Compliance with Laws

Except as set out in Schedule 19 of the Seller Disclosure Letter, the Company is, and at all times has in the past five years been, in compliance in all material respects with Applicable Laws in connection with its conduct of Operations as currently conducted. The Company (i) is not currently and has not been in the last five years charged, and to the Knowledge of the Seller, is not under investigation, whether pending, threatened or otherwise, or subject to Proceedings with respect to a violation of any Applicable Laws, except to the extent of violations that have been fully and finally cured in accordance with the Applicable Laws and each requirement issued or ordered by the applicable Governmental Authority with respect to such violation of Applicable Laws with no related outstanding fines, penalties or sanctions, and (ii) is not a party to or bound by any order, judgment, decree, injunction, rule or award of any court, arbitration panel or other Governmental Authority.

20.	NGO and Community Groups

Except as set out in Schedule 20 of the Seller Disclosure Letter, no material Proceeding between or otherwise involving the Company or any of its Affiliates and any non-governmental organization, community, community group or any other similar such Person, nor any Indigenous Claim, exists or, to the Knowledge of the Seller, is pending, threatened or otherwise imminent with respect to the Company Material Property or any Operations thereon, and, to the Knowledge of the Seller, the Company has not settled any such Proceeding within the last five years. The Seller has provided the Buyer with full and complete access in the Data Room to all material correspondence relating to any such Proceeding received by the Company, its Affiliates or their representatives with respect to the Company Material Property, including Operations and the Company Material Mining Rights, from any Person or Indigenous Group. To the Knowledge of the Seller, none of the areas covered by the Company Material Property (including the Company Material Mining Rights), or any constructions, remains or similar elements located thereon, have been declared as a protected cultural or archaeological site by any Governmental Authority and there have been no archeological or historical findings in the Company Material Property.

21.	Litigation

There are no Proceedings pending or, to the Knowledge of the Seller, threatened against the Company before or by any Governmental Authority which would reasonably be expected to result in a Seller Material Adverse Effect or for which the Company could become liable for an amount in excess of [Redacted – Commercially Sensitive Information], except as disclosed in Schedule 21 of the Seller Disclosure Letter, and to the Knowledge of Seller, there is no valid basis for any Proceeding by or against the Company.

22.	Taxes

(a)	The Company has duly filed on a timely basis with the appropriate Governmental Authority all Tax Returns required to be filed by it and has submitted all required affidavits and complied with other accessory fiscal obligations and duties that are required to be fulfilled by or with respect to it, including keeping books in compliance with all Applicable Laws. All such Tax Returns were complete and accurate in all material respects. At Closing the Company will have paid all Taxes which are due and payable (including all instalments and prepayments of Tax as required by Applicable Laws). At Closing, no jurisdiction or authority in or with which the Company does not file a Tax Return will have alleged that it is required to file such a Tax Return.

(b)	At Closing, there will be no agreements, waivers or other arrangements providing for an extension of time for the Company to file any Tax Return or pay any Taxes or for any Governmental Authority to examine any Tax Return or levy any assessment.

(c)	At Closing, the Company will have, in all material respects, withheld from each payment made, or deemed to have been made, to any Person all Taxes required to be withheld therefrom and will have paid the same to the proper Governmental Authorities within the time required under any Applicable Laws.

(d)	At Closing, the Company will have collected all Taxes required to be collected by it and remitted, in all material respects, to the applicable Tax authority when required by Applicable Law to do so all such Taxes collected by it.

(e)	At Closing there will be no material Proceedings pending or, to the Knowledge of the Seller, threatened against the Company in respect of Taxes, nor will there be any material matters under discussion by the Company with any Governmental Authority relating to Taxes.

(f)	At Closing, except as disclosed in Schedule 22 of the Seller Disclosure Letter, no Encumbrances (other than Permitted Encumbrances) for Taxes have been filed, and no Claims or assessments for Taxes have been asserted, by any Governmental Authority with respect to the Company or any of its assets.

(g)	The Company is not a party to or bound by any tax consolidation, tax sharing agreement, tax indemnity obligation or similar agreement or arrangement with respect to Taxes.

(h)	The Company is not a party to or subject to any ruling request, settlement agreement or similar agreement with any Governmental Authority relating to Taxes for any periods for which the statute of limitations has not yet expired.

23.	Employment Matters

(a)	The Seller has made available to the Buyer in the Data Room a true and complete list of all the employees together with their respective remuneration, benefits, seniority and position and there are no other material terms of such employees’ compensation. All Contracts of employment, true and complete copies of which have been provided to the Buyer in the Data Room, are enforceable in accordance with their terms.

(b)	Except as set out in Schedule 23 of the Seller Disclosure Letter, the Company is in compliance in all material respects with: (i) all Applicable Laws relating to employment and employment practices, including terms and conditions of employment, wages, overtime, vacations, hours of work, collective bargaining, collective agreements, benefits extensions, anti-union practices, occupational safety and health, including the occupational health and safety management system, plans, studies and analysis required to ensure that work is performed under safe conditions, training, supervision and control systems as required by Applicable Law, labour accidents and diseases, severance payments, bonuses, whether under Applicable Law and/or their individual or collective employment agreements, all social security obligations and debts arising in connection with social security contributions, pension fund contributions, mandatory health care contributions, unemployment insurance contributions, welfare payments and insurance for work-related accidents and illnesses; (ii) any other applicable labour and social security Laws; and (iii) all Applicable Laws relating to subcontracting. The Company does not have any liability in respect of post-retirement medical, dental or life insurance benefits for employees (other than coverage mandated by Applicable Law).

(c)	Except for M Grupo under the M Grupo JV Arrangements, neither the execution of this Agreement nor the consummation of the Transactions contemplated hereby (either alone or together with any other event, including a termination of employment) will result in any employee or consultant to the Company becoming entitled to, or any increase in, any material payment or benefit (including severance pay) or accelerate the timing of payment or vesting of any material compensation or benefits, in either case under any employee benefit plan of the Company in respect of the employees.

(d)	There is no commitment or Contract binding upon the Company to increase wages or benefits, to modify the terms and conditions of or terminate the employment of any employee, except when made in the Ordinary Course.

(e)	To the Knowledge of the Seller, there are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any Applicable Law regarding workplace safety legislation in respect of the Company Material Property (including Operations, as currently conducted).

(f)	As at the date of this Agreement, to the Knowledge of the Seller, there are no charges pending under the Secretaría del Trabajo y Previsión Social legislation arising under Applicable Law in respect of the Operations. To the Knowledge of the Seller, the Company has complied in all material respects with any orders issued under by the Secretaría del Trabajo y Previsión Social in respect of the Operations and as of the date of this Agreement, there are no appeals of any orders by the Company under the Secretaría del Trabajo y Previsión Social legislation outstanding.

(g)	To the Knowledge of the Seller, all accruals for employment benefits, including unpaid vacation pay, premiums, variable bonuses, incentives and contributions for Benefit Plans, accrued wages, salaries and commissions have been reflected in all material respects in the books and records of the Company.

(h)	As at the date of this Agreement, there are no pending labour individual conflicts or claims filed against the Company.

24.	Collective Agreements

Except for the collective bargaining agreement with the Sindicato Nacional de Trabajadores Mineros, Metalúrgicos, Siderúrgicos y Similares, dated February 14, 2022, a true and complete copy of which has been made available to the Buyer in the Data Room, the Company does not currently have any commitments or Contracts with any labour union or employee association, or past employees, with respect to any collective agreement. The referred collective bargaining agreement contains all obligations of the Company to the union and its current and prior members, and, except as disclosed in Schedule 24 of the Seller Disclosure Letter, there are no outstanding obligations to current or past union members under any other collective agreement or other Contract. As of the date of this Agreement, the Company is not currently engaged in any labour negotiations nor is party to any application, complaint or other proceeding under any employment or labour statute, no strike, labour suit or proceeding or labour administrative proceeding is pending or, to the Knowledge of the Seller, threatened regarding employees. The Company is not in violation in any material respect of any provision under the referred collective bargaining agreement.

25.	Benefit Plans

(a)	Schedule 25 of the Seller Disclosure Letter contains a true and complete list of each Benefit Plan to which the Company is a party or by which it is bound. None of the Benefit Plans are maintained or administered by a Person other than the Seller or the Company.

(b)	The Company does not have any formal plan or commitment, whether legally binding or not, to create any additional Benefit Plan or to modify or change any existing Benefit Plan that would affect any employee or former employee of or engaged by the Company, except such modification or amendment as may be required to be made to secure the continued registration of any existing Benefit Plan with each applicable Governmental Authority.

(c)	All employer or employee payments, contributions or premiums required to be remitted or paid in respect of each Benefit Plan or by Applicable Law have been made in accordance with Applicable Law and the terms of the Benefit Plan.

(d)	Each Benefit Plan has been maintained, funded and administered in accordance with its terms and complies in all material respect with the applicable requirements applicable pursuant to Applicable Laws. Except for routine Claims for benefits, there is no Proceeding pending or, to the Knowledge of the Seller, threatened against or arising out of a Benefit Plan.

26.	Anti-Corruption and Unlawful Contributions

(a)	Each of the Seller and the Company has at all times during the past five years been and is in compliance with all applicable Anti-Corruption Laws, and applicable Sanctions and export controls.

(b)	Each of the Seller and the Company has at all times during the past five years been and is in compliance with and has not been charged or otherwise subject to Proceedings under, AML Legislation.

(c)	Each of the Seller and the Company, their respective officers and directors and, to the Knowledge of the Seller, their employees, agents and partners, have at all times in the past five years been and are in compliance with, and have not been charged under Anti-Corruption Laws and applicable Sanctions, and are not knowingly engaged in any activity that would reasonably be expected to result in the any of the Seller or the Company being designated as a Sanctioned Person or Sanctioned Entity.

27.	Finders’ Fee

Except as disclosed in Schedule 27 of the Seller Disclosure Letter, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Seller or the Company who might be entitled to any fee or commission in connection with the Transactions.

28.	Transactions with Related Parties

Except for the Intercompany Indebtedness, the Company has not entered into any commercial transaction or agreement, commitment or understanding with any other related party that remains in force or effect. Any and all agreements or transactions with related parties of the Seller existing prior to the Closing Date, have been terminated and settled in full and there is no outstanding amount or obligation owed to or charged against the Company.

29.	Full Disclosure

The Seller has made available to the Buyer, in the Data Room or otherwise, all information, including the financial, marketing, sales, geological, technical and operational information, relating to the Company and the Company Material Property, in the possession or control of the Seller and its Affiliates including the Company. To the Knowledge of the Seller, all such information which has been made available to the Buyer, in the Data Room or otherwise, is true, correct and complete in all material respects.